SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Release  |  Lisbon  |  8 July 2010

Meo surpasses 700 thousand customers

Portugal Telecom announces today that Meo, its pay-TV service, surpassed 700 thousand customers, representing circa 78% of PT’s ADSL customers and 27% of its traffic generating lines, with reference to the end of 1Q10. Since 1Q10 net additions surpassed 54 thousand customers. As a result, Meo’s estimated market share reaches 27%, which compares to a market share of 18.7% and 24.9% at the end of 2Q09 and 1Q10, respectively.

The integrated voice, internet and pay-TV offer — Meo - represents a key lever of PT’s strategy to further strengthen and differentiate its value proposition to residential customers. Meo is a multiplatform service, based on IPTV / FTTH (fibre to the home), IPTV / ADSL2+ and DTH (satellite), which is intended to provide the same TV experience, regardless of the customer interface (TV, PC and Mobile).

Additionally, Meo launches today Meo Interactivo, an application store which will aggregate all the applications already available through Meo service and also host new applications: Facebook, Oceanlook, Picasa and Flickr. Meo also launches Meo Séries, a new Meo video-on-demand service, which makes available the best series from the producers Warner and HBO, thus creating a new television viewing experience and enhancing the interactivity and flexibility as Meo’s key features.

Meo Interactivo will integrate, free of charge, the best widgets for TV, organised by categories. Users will soon be able to access a set of new applications in Meo Interactivo, namely to Facebook. Therefore it will be possible to watch TV and, simultaneously, check own Facebook account, see posts on the Wall and access photos within the own account or friends accounts, among the other main features. Meo Interactivo also allows Meo customers to access, through Oceanlook, to information of over more than 300 beaches in Portugal, such as weather, tides and water temperature. In Meo Interactivo it will also be possible to see personal photos located in Picasa and Flickr, as a result of an evolving process of Meo Fotos service.

As from today, Meo customers will also have access to Meo Séries, an entertainment service and with the best series of producers Warner and HBO, with more news to be included soon. Therefore, Meo customers will thus be able to see the most awarded worldwide television series, winners of Golden Globes and Emmys.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.